Exhibit 99.1

Mint Enters into OEM Supply and License Agreement with Ireland-based Centridex to Expand into Europe

Hong Kong, Oct. 07, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Company”, together with its subsidiaries, the “Group”, NASDAQ: MIMI), a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics as its primary growth engine, today announced that Axonex Robotics Limited (“Axonex”), its majority-owned subsidiary, has entered into an OEM Supply and License Agreement (the “Agreement”) with Centridex Limited (“Centridex”), a company incorporated in Ireland. Under the two-year Original Equipment Manufacturer (“OEM”) programme, which has a total potential value of approximately €3 million over the programme period, the parties have agreed an initial order package worth approximately €450,000, covering robot kits and platform licensing arrangements. Axonex will supply robot kits, platform licenses, standard, software and platform technology to Centridex, which would assemble, test and distribute the finished robots in Ireland and other selected markets.

The Agreement reflects the Group’s strategy of expanding its international footprint by supplying its robot kits and platform to overseas markets. Under the programme, from October 1, 2026 to September 30, 2028, the Group will design, manufacture and ship kits of parts, sub-assemblies, firmware and documentation for four product categories: the M3 robot kit, the Sumo cleaning robot kit, the Nex-class half-humanoid robot kit and the R-300 educational robot kit. Centridex will receive the kits in Ireland, assemble, test and resell the finished robots to its customers. The Group will also license its software and platform to Centridex and develop a Centridex-branded platform derived from the Group’s current robot model. The collaboration is intended to serve as a gateway for Axonex’s robotics solutions into Europe, leveraging local assembly and distribution capabilities to support future market expansion across the region.

As part of the Agreement, the parties have agreed an initial order for package valued at approximately €450,000, covering robot kits, platform licensing and related services under the programme. Future purchase orders and commercial schedules will be implemented under the framework of the Agreement.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint, stated: “This Agreement marks an important milestone in our international growth strategy and reflects the increasing demand for scalable robotics solutions beyond Asia. Through local assembly and distribution in Ireland, we believe the programme could establish a foundation for broader access to European customers. Working with Centridex as our local assembler and reseller, we aim for it to become a sales channel for Axonex technology in Europe, bringing a broader range of robotics solutions, including educational robots, cleaning robots and our flagship Nex-class semi-humanoid robot, to customers across Europe. We look forward to working closely with Centridex to commence implementation of the programme and deliver the first shipment of kits, laying the groundwork for the next stage of Axonex’s international growth.”

Mr. Milan Urbanczyk, Managing Director of Centridex, added: “We are pleased to sign this Agreement with Axonex. The programme will allow us to broaden our product portfolio with robots assembled in Ireland from Axonex kits, and we are confident these robots will appeal to our customers. We look forward to implementing the programme and building a lasting relationship with Axonex.”

The Agreement is non-exclusive and establishes the framework governing the OEM supply, platform licensing and Ireland-based assembly arrangement. Future purchase orders, product specifications and commercial schedules will be implemented in accordance with the Agreement.

- End-

Mint Enters into OEM Supply and License Agreement with Ireland-based Centridex to Expand into Europe [-] October 2026

About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI) is a Hong Kong-based company listed on NASDAQ, strategically focused on artificial intelligence (AI), robotics, and interior design. Through its wholly-owned subsidiary Axonex AI Limited (Axonex AI), and through its majority-owned subsidiary Axonex Robotics Limited (Axonex Robotics), Mint delivers comprehensive intelligent automation solutions. Axonex AI specializes in smart facility management, integrating robotics, IoT, physical AI solutions such as humanoid robots and AI-powered analytics to provide real-time monitoring and predictive insights. In addition, through Matter International Limited, the Group provides professional interior design and fit-out services. Anchored by innovation and practical application, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

About Centridex Limited

Centridex Limited is a technology trading company incorporated in Ireland and headquartered in Dublin. The company sources technology products from suppliers worldwide, including robotics and smart platforms, and supplies them to customers internationally.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

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